Mr. Kristopher J. Matula
Buckeye Technologies Inc.
1001 Tillman Street
Memphis, TN  38112

							December 10, 2004

Re:	Buckeye Technologies Inc.
      Form 10-K for the fiscal year ended June 30, 2004
      Filed August 26, 2004
      File No. 001-14030

Dear Mr. Matula:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


							Sincerely,



							H. Roger Schwall
							Assistant Director